UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of June, 2014

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                  Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) today that unconditional clearance from the European Commission has been granted for the proposed acquisition of CEMEX’s assets in the western part of Germany by Holcim. On March 12, 2014, the Czech Office for the Protection of Competition had already approved the acquisition by CEMEX of Holcim’s assets in the Czech Republic. The remaining authorization required from the European Commission for the combination of assets in Spain that is part of the overall transaction, is, at this stage, still pending and expected during the second half of 2014.  The consummation of the aforementioned transactions is still subject to receiving the pending required authorization from the European Commission and the negotiation of final binding agreements between CEMEX and Holcim.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	June 5, 2014	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller